UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: . . . . .3235-0058
Washington, D.C. 20549	Expires: . . . . . . February 28, 2022
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FORM 12b-25
SEC FILE NUMBER
001-37685

NOTIFICATION OF LATE FILING	CUSIP NUMBER
70387R 106

(Check One): [  ] Form 10-K [  ] Form 20-F [  ] Form 11-K [X] Form 10-Q [  ] Form 10-D [  ] Form N-SAR [  ] Form N-CSR

For Period Ended: September 30, 2019

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended: ______________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A

PART I – REGISTRANT INFORMATION

PAVMED INC.

Full Name of Registrant

N/A

Former Name if Applicable

One Grand Central Place, Suite 4600

Address of Principal Executive Office (Street and Number)

New York, New York 10165

City, State and Zip Code

PART II – RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, NBSAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

The Registrant’s Quarterly Report on Form 10-Q for the three months ended September 30, 2019 was unable to be completed in time without unreasonable effort and expense to the Registrant because the Registrant is still compiling information for the Form 10-Q. It is anticipated the subject Form 10-Q will be filed with the U.S. Securities and Exchange Commission within the prescribed deadline.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Dennis M. McGrath	(212)	949-4319
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).	[X] Yes [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?	[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects to report a net loss attributable to PAVmed Inc. common stockholders of approximately $3.2 million for the three months ended September 30, 2019, with such amount including: approximately non-cash charges related to: approximately $67,000 of Series B Convertible Preferred Stock dividends; approximately $330,000 of stock-based compensation expense, other income of approximately $379,000 of fair value adjustment of the Senior Secured Convertible Note issued December 27, 2018; and other expense of approximately 407,000 of debt extinguishment loss related to the issuance of common stock of the Company in settlement of principal repayments and non-installment payments in connection with several partial conversions of the Senior Secured Convertible Note issued December 27, 2018. This compares to a net loss attributable to PAVmed Inc. common stockholders of approximately $3.3 million for the corresponding period in the prior year, with such amount including: non-cash charges related to: approximately $65,000 of Series B Convertible Preferred Stock dividends; approximately $325,000 of stock-based compensation expense, and approximately $708,000 (inclusive of approximately $506,000 of debt discount amortization) of interest expense.

PAVMED INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2019	By:	/s/ Dennis M. McGrath
Dennis M. McGrath, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).